FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2009.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number
1.	Financial Highlights – Nine months ended December 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 27, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Financial Summary For the Nine Months Ended December 31, 2008 (US GAAP)

Date:	January 27, 2009

Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Singapore
Representative:	Kenichi Watanabe
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Toshiki Shinjo
Managing Director, Investor Relations Department, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	For the nine months ended December 31
	2008		2007
	(Yen amounts in millions, except per share data)
		% Change from December 31, 2007		% Change from December 31, 2006
Total revenue	518,318	(64.7%)	1,467,743	0.5%
Net revenue	213,406	(72.1%)	765,755	(1.8%)
(Loss) income before income taxes	(553,147)	—	133,742	(43.9%)
Net (loss) income	(492,358)	—	86,006	(39.7%)
Basic net (loss) income per share	(257.98)		45.06
Diluted net (loss) income per share	(258.62)		44.92
Return on shareholders’ equity (annualized)	(38.5%)		5.2%

(2) Financial Position
	At December 31		At March 31
	2008		2008
	(Yen amounts in millions, except per share data)
Total assets		22,454,509		25,236,054
Shareholders’ equity		1,419,003		1,988,124
Shareholders’ equity as a percentage of total assets		6.3%		7.9%
Shareholders’ equity per share		743.24		1,042.60

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

2. Cash dividends

	For the year ended/ending March 31
	2008	2009	2009 (Plan)
	(Yen amounts)
Dividends per share
dividends record dates
At June 30	8.50	8.50	—
At September 30	8.50	8.50	—
At December 31	8.50	8.50	—
At March 31	8.50	—	0.00
For the year	34.00		25.50

Note: Revision of cash dividend forecast for during this period : Yes

3. Earnings forecasts for the year ending March 31, 2009

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

4. Other

(1) Significant changes to consolidated subsidiaries during the period : None

(2) Simplified accounting and particular accounting in the elaboration of quarterly consolidated financial statements : None

(3) Changes in accounting basis, procedure and presentation for the quarterly consolidated financial statements

a)	Changes in accounting principles : Yes
b)	Other changes : None

Note: Please refer to page 6, “Qualitative Information and Financial Statements - 4. Other” for details.

(4) Number of shares issued (common stock)

	At December 31	At March 31
	2008	2008
Number of shares outstanding (including treasury stock)	1,965,919,860	1,965,919,860
Treasury stock	56,697,054	59,034,801

	For the nine months ended December 31
	2008	2007
Average number of shares outstanding	1,908,526,334	1,908,496,728

Qualitative Information and Financial Statements

1.	Qualitative Discussion of Consolidated Results

US GAAP

	Billions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2008 (A)	December 31, 2007 (B)
Net revenue	213.4	765.8	(72.1)
Non-interest expenses	766.6	632.0	21.3

Income (loss) before income taxes	(553.1)	133.7	—
Income tax expense	(60.8)	47.7	—

Net income (loss)	(492.4)	86.0	—

Return on equity (annualized)	(38.5%)	5.2%	—

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 213.4 billion yen for the nine months ended December 31, 2008, a decrease of 72.1% from the same period in the prior year. Non-interest expenses increased 21.3% from the same period in the prior year to 766.6 billion yen. Loss before income taxes was 553.1 billion yen for the nine months ended December 31, 2008. Net loss was 492.4 billion yen for the nine months ended December 31, 2008.

Segments Information

	Billions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2008 (A)	December 31, 2007 (B)
Net revenue	232.6	799.0	(70.9)
Non-interest expenses	766.6	632.0	21.3

Income (loss) before income taxes	(534.0)	166.9	—

In business segment totals, which exclude unrealized gains (losses) on investments in equity securities held for operating purposes, net revenue for the nine months ended December 31, 2008 was 232.6 billion yen, a decrease of 70.9% from the same period in the prior year. Non-interest expenses increased 21.3% from the same period in the prior year to 766.6 billion yen. Loss before income taxes was 534.0 billion yen for the nine months ended December 31, 2008. Please refer to page 11 for further details of the differences between US GAAP and business segment values.

<Business Segment Results>

Operating Results of Domestic Retail

	Billions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2008 (A)	December 31, 2007 (B)
Net revenue	229.9	323.5	(28.9)
Non-interest expenses	206.1	212.2	(2.9)

Income (loss) before income taxes	23.8	111.3	(78.6)

Net revenue decreased 28.9% from the same period in the prior year to 229.9 billion yen. The overall market slump triggered by turmoil in the global financial markets led to a decline commissions for distribution of investment trusts. Non-interest expenses decreased 2.9% to 206.1 billion yen. As a result, income before income taxes decreased 78.6% to 23.8 billion yen.

Operating Results of Global Markets

	Billions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2008 (A)	December 31, 2007 (B)
Net revenue	(166.7)	228.9	—
Non-interest expenses	277.2	246.1	12.6

Income (loss) before income taxes	(443.8)	(17.2)	—

Net revenue was negative 166.7 billion yen, due primarily to turmoil in the global financial markets. The acquisition of Lehman Brothers led to increase non-interest expenses by 12.6% from the same period in the prior year to 277.2 billion yen. As a result, loss before income taxes was 443.8 billion yen.

Operating Results of Global Investment Banking

	Billions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2008 (A)	December 31, 2007 (B)
Net revenue	56.9	68.3	(16.7)
Non-interest expenses	73.0	45.8	59.5

Income (loss) before income taxes	(16.1)	22.5	—

Net revenue decreased 16.7% from the same period in the prior year to 56.9 billion yen, due primarily to the decline in transaction volume in the equity finance reflecting instability across the global stock markets. The acquisition of Lehman Brothers led to increase 59.5% non-interest expenses to 73.0 billion yen. As a result, loss before income taxes was 16.1 billion yen.

Operating Results of Global Merchant Banking

	Billions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2008 (A)	December 31, 2007 (B)
Net revenue	(51.5)	41.7	—
Non-interest expenses	10.8	8.5	27.7

Income (loss) before income taxes	(62.3)	33.2	—

Net revenue was negative 51.5 billion yen, due primarily to unrealized losses of certain investee companies. Non-interest expenses increased 27.7% from the same period in the prior year to 10.8 billion yen. As a result, loss before income taxes was 62.3 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2008 (A)	December 31, 2007 (B)
Net revenue	46.7	71.8	(35.0)
Non-interest expenses	39.8	41.1	(3.2)

Income (loss) before income taxes	6.9	30.7	(77.7)

*	Defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ending March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Net revenue decreased 35.0% from the same period in the prior year to 46.7 billion yen. The decline was mainly attributable to the reduction in assets under management primarily driven by plunge in the stock market and appreciating yen, and the unrealized losses from pilot funds and seed money for new product development. Non-interest expenses decreased 3.2% to 39.8 billion yen. As a result, income before income taxes decreased 77.7% to 6.9 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2008 (A)	December 31, 2007 (B)
Net revenue	117.3	64.7	81.1
Non-interest expenses	159.6	78.3	104.0

Income (loss) before income taxes	(42.4)	(13.5)	—

Net revenue in other operating results increased 81.1% from the same period in the prior year to 117.3 billion yen. Loss before income taxes was 42.4 billion yen.

2.	Financial Position

Total assets as of December 31, 2008, were 22.5 trillion yen, a decrease of 2,781.5 billion yen compared to March 31, 2008, reflecting primarily a decrease in Collateralized agreements. Total liabilities as of December 31, 2008, were 21.0 trillion yen, a decrease of 2,212.4 billion yen compared to March 31, 2008, mainly due to a decrease in Collateralized financing. Total shareholders’ equity at December 31, 2008, was 1.4 trillion yen, a decrease of 569.1 billion yen compared to March 31, 2008, mainly reflecting a decrease in Retained earnings due to the recording of Net loss.

3.	Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

4.	Other

Changes in accounting basis, procedure and presentation for the quarterly consolidated financial statements

Accounting for fair value measurements

Nomura adopted Financial Accounting Standards Board (“FASB”) SFAS No.157, “Fair Value Measurements” on April 1, 2008. In accordance with this standard, the adjusted amount due to the initial adoption was recorded in the retained earnings.

Accounting for fair value option for financial assets and financial liabilities

Nomura adopted FASB SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No.115” on April 1, 2008. In accordance with this standard, the adjusted amount due to the initial adoption was recorded in the retained earnings.

Accounting for offsetting of amounts related to certain contracts

Nomura adopted FASB staff position No.39-1, “Amendment of FASB Interpretation No.39” on April 1, 2008. The consolidated balance sheets as of March 31, 2008 have been reclassified in accordance with this standard, as it requires retrospective application.

5.	Quarterly Consolidated Financial Statements

Basis of presentation—

The quarterly consolidated financial information herein has been prepared in accordance with Nomura's accounting policies which are disclosed in the notes of Nomura Holdings, Inc.'s Annual Securities Report (the annual report filed in Japan on June 30, 2008) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 30, 2008) for the year ended March 31, 2008.

Please refer to 4. Other, “Changes in accounting basis, procedure and presentation for the quarterly consolidated financial statements”, for presentations of significant changes in accounting principles.

The review procedures of the quarterly report for this period have not been completed yet.

(1)	Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	December 31, 2008	March 31, 2008	Increase/(Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	523,087	507,236	15,851
Time deposits	773,761	758,130	15,631
Deposits with stock exchanges and other segregated cash	184,985	168,701	16,284

	1,481,833	1,434,067	47,766

Loans and receivables:
Loans receivable	625,291	784,262	(158,971)
Receivables from customers	17,302	43,623	(26,321)
Receivables from other than customers	987,356	361,114	626,242
Allowance for doubtful accounts	(3,196)	(1,399)	(1,797)

	1,626,753	1,187,600	439,153

Collateralized agreements:
Securities purchased under agreements to resell	1,862,372	3,233,200	(1,370,828)
Securities borrowed	5,519,988	7,158,167	(1,638,179)

	7,382,360	10,391,367	(3,009,007)

Trading assets and private equity investments*:
Trading assets	9,867,344	9,947,443	(80,099)
Private equity investments	331,827	330,745	1,082

	10,199,171	10,278,188	(79,017)

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥266,531 million at December 31, 2008 and ¥260,910 million at March 31, 2008)	388,546	389,151	(605)
Non-trading debt securities*	271,691	246,108	25,583
Investments in equity securities*	122,080	139,330	(17,250)
Investments in and advances to affiliated companies*	263,117	361,334	(98,217)
Other	718,958	808,909	(89,951)

	1,764,392	1,944,832	(180,440)

Total assets	22,454,509	25,236,054	(2,781,545)

*	Including securities pledged as collateral

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

	Millions of yen
	December 31, 2008	March 31, 2008	Increase/(Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	907,864	1,426,266	(518,402)

Payables and deposits:
Payables to customers	338,886	264,679	74,207
Payables to other than customers	261,705	322,927	(61,222)
Deposits received at banks	345,354	362,775	(17,421)

	945,945	950,381	(4,436)

Collateralized financing:
Securities sold under agreements to repurchase	3,576,710	4,298,872	(722,162)
Securities loaned	4,166,232	3,753,730	412,502
Other secured borrowings	920,544	2,488,129	(1,567,585)

	8,663,486	10,540,731	(1,877,245)

Trading liabilities	4,347,347	4,469,942	(122,595)
Other liabilities	424,536	636,184	(211,648)
Long-term borrowings	5,746,328	5,224,426	521,902

Total liabilities	21,035,506	23,247,930	(2,212,424)

Shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares
Issued - 1,965,919,860 shares at December 31, 2008 and March 31, 2008
Outstanding - 1,909,222,806 shares at December 31, 2008 and
1,906,885,059 shares at March 31, 2008	182,800	182,800	—
Additional paid-in capital	185,923	177,227	8,696
Retained earnings	1,254,391	1,779,783	(525,392)
Accumulated other comprehensive income	(126,681)	(71,111)	(55,570)

	1,496,433	2,068,699	(572,266)
Common stock held in treasury, at cost -
56,697,054 shares at December 31, 2008 and 59,034,801 shares at March 31, 2008	(77,430)	(80,575)	3,145

Total shareholders’ equity	1,419,003	1,988,124	(569,121)

Total liabilities and shareholders’ equity	22,454,509	25,236,054	(2,781,545)

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

(2)	Consolidated Statements of Operations (UNAUDITED)

	Millions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2008 (A)	December 31, 2007 (B)
Revenue:
Commissions	240,457	323,270	(25.6)
Fees from investment banking	43,111	66,406	(35.1)
Asset management and portfolio service fees	114,600	145,857	(21.4)
Net (loss) gain on trading	(145,018)	173,526	—
(Loss) gain on private equity investments	(39,278)	49,946	—
Interest and dividends	290,849	717,975	(59.5)
(Loss) gain on investments in equity securities	(21,778)	(31,733)	—
Other	35,375	22,496	57.3

Total revenue	518,318	1,467,743	(64.7)
Interest expense	304,912	701,988	(56.6)

Net revenue	213,406	765,755	(72.1)

Non-interest expenses :
Compensation and benefits	329,831	288,384	14.4
Commissions and floor brokerage	56,538	65,658	(13.9)
Information processing and communications	108,829	97,776	11.3
Occupancy and related depreciation	56,293	45,306	24.3
Business development expenses	23,074	28,132	(18.0)
Other	191,988	106,757	79.8

	766,553	632,013	21.3

(Loss) income before income taxes	(553,147)	133,742	—
Income tax expense	(60,789)	47,736	—

Net (loss) income	(492,358)	86,006	—

	Yen		% Change
Per share of common stock:

Basic-
Net (loss) income	(257.98)	45.06	—

Diluted-
Net (loss) income	(258.62)	44.92	—

(3)	Note with respect to the assumption as a going concern

Not applicable.

(4)	Segment Information-Operating Segment (UNAUDITED)

The following table shows business segment information and reconciliation items to the consolidated statements of operations.

Net revenue

	Millions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2008 (A)	December 31, 2007 (B)
Business segment information:
Domestic Retail	229,914	323,508	(28.9)
Global Markets	(166,652)	228,900	—
Global Investment Banking	56,891	68,309	(16.7)
Global Merchant Banking	(51,496)	41,675	—
Asset Management	46,665	71,813	(35.0)

Sub Total	115,322	734,205	(84.3)
Other	117,265	64,745	81.1

Net revenue	232,587	798,950	(70.9)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(19,181)	(33,195)	—

Net revenue	213,406	765,755	(72.1)

Non-interest expenses
Business segment information:
Domestic Retail	206,138	212,246	(2.9)
Global Markets	277,177	246,149	12.6
Global Investment Banking	72,982	45,771	59.5
Global Merchant Banking	10,814	8,471	27.7
Asset Management	39,810	41,115	(3.2)

Sub Total	606,921	553,752	9.6
Other	159,632	78,261	104.0

Non-interest expenses	766,553	632,013	21.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	766,553	632,013	21.3

Income (loss) before income taxes
Business segment information:
Domestic Retail	23,777	111,262	(78.6)
Global Markets	(443,829)	(17,249)	—
Global Investment Banking	(16,091)	22,538	—
Global Merchant Banking	(62,310)	33,204	—
Asset Management	6,856	30,698	(77.7)

Sub Total	(491,597)	180,453	—
Other *	(42,369)	(13,516)	—

Income (loss) before income taxes	(533,966)	166,937	—

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(19,181)	(33,195)	—

Income (loss) before income taxes	(553,147)	133,742	—

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the nine months ended		(A-B)/(B)
	December 31, 2008 (A)	December 31, 2007 (B)
Net gain (loss) on trading related to economic hedging transactions	61,459	(11,253)	—
Realized gain on investments in equity securities held for operating purposes	(2,597)	1,461	—
Equity in earnings of affiliates	5,684	2,437	133.2
Corporate items	(42,922)	(33,689)	—
Others	(63,993)	27,528	—

Total	(42,369)	(13,516)	—

Note:	Defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ending March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

(5)	Significant Changes in Shareholders’ equity

Not applicable. For further details of the variations, please refer to the “Consolidated Statements of Changes in Shareholders’ Equity (UNAUDITED)” below.

	Millions of yen
	For the nine months ended
	December 31, 2008	December 31, 2007
Common stock
Balance at beginning of year	182,800	182,800

Balance at end of period	182,800	182,800

Additional paid-in capital
Balance at beginning of year	177,227	165,496
Gain (loss) on sales of treasury stock	2,257	(1,458)
Issuance and exercise of common stock options	6,439	9,790

Balance at end of period	185,923	173,828

Retained earnings
Balance at beginning of year	1,779,783	1,910,978
Net (loss) income	(492,358)	86,006
Cash dividends	(48,675)	(48,674)
Adjustments to initially apply FIN 48	—	1,266
Adjustments to initially apply EITF 06-2	—	(1,119)
Adjustments to initially apply SOP 07-1	—	2,049
Adjustments to initially apply SFAS 157	10,383	—
Adjustments to initially apply SFAS 159	5,258	—
Loss on sales of treasury stock	—	(586)

Balance at end of period	1,254,391	1,949,920

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at beginning of year	(28,416)	36,889
Net change during the year	(56,929)	(3,541)

Balance at end of period	(85,345)	33,348

Defined benefit pension plans
Balance at beginning of year	(42,695)	(30,276)
Pension liability adjustment	1,359	659

Balance at end of period	(41,336)	(29,617)

Balance at end of period	(126,681)	3,731

Common stock held in treasury
Balance at beginning of year	(80,575)	(79,968)
Repurchases of common stock	(86)	(135)
Sale of common stock	60	52
Common stock issued to employees	3,239	2,770
Other net change in treasury stock	(68)	2

Balance at end of period	(77,430)	(77,279)

Total shareholders’ equity

Balance at end of period	1,419,003	2,233,000

6.	Other Information

Consolidated Statements of Operations – Quarterly (UNAUDITED)

	Millions of yen							% Change	Millions of yen
	For the three months ended								For the year ended
	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008(A)	December 31, 2008(B)	(B-A)/(A)	March 31, 2008
Revenue:
Commissions	112,953	106,883	103,434	81,389	82,198	84,886	73,373	(13.6)	404,659
Fees from investment banking	29,890	16,176	20,340	18,690	13,407	10,026	19,678	96.3	85,096
Asset management and portfolio service fees	47,311	50,910	47,636	43,855	42,779	42,411	29,410	(30.7)	189,712
Net gain (loss) on trading	99,767	8,669	65,090	(111,806)	10,515	(21,015)	(134,518)	—	61,720
Gain (loss) on private equity investments	46,159	6,774	(2,987)	26,559	(37,663)	23,167	(24,782)	—	76,505
Interest and dividends	294,783	245,912	177,280	78,565	117,957	126,993	45,899	(63.9)	796,540
(Loss) gain on investments in equity securities	(540)	(24,216)	(6,977)	(16,962)	964	(9,804)	(12,938)	—	(48,695)
Other	16,309	9,631	(3,444)	5,689	27,719	1,068	6,588	516.9	28,185

Total revenue	646,632	420,739	400,372	125,979	257,876	257,732	2,710	(98.9)	1,593,722
Interest expense	301,830	244,039	156,119	104,477	122,789	129,667	52,456	(59.5)	806,465

Net revenue	344,802	176,700	244,253	21,502	135,087	128,065	(49,746)	—	787,257

Non-interest expenses:
Compensation and benefits	100,653	94,370	93,361	78,421	87,910	80,098	161,823	102.0	366,805
Commissions and floor brokerage	22,684	22,579	20,395	24,534	18,634	20,343	17,561	(13.7)	90,192
Information processing and communications	29,188	34,719	33,869	37,228	33,359	34,632	40,838	17.9	135,004
Occupancy and related depreciation	15,917	15,131	14,258	19,535	15,868	17,180	23,245	35.3	64,841
Business development expenses	8,811	9,866	9,455	10,003	7,032	7,919	8,123	2.6	38,135
Other	27,609	50,623	28,525	50,111	56,548	37,234	98,206	163.8	156,868

	204,862	227,288	199,863	219,832	219,351	197,406	349,796	77.2	851,845

Income (loss) before income taxes	139,940	(50,588)	44,390	(198,330)	(84,264)	(69,341)	(399,542)	—	(64,588)
Income tax expense	64,002	(38,881)	22,615	(44,477)	(7,672)	3,531	(56,648)	—	3,259

Net income (loss)	75,938	(11,707)	21,775	(153,853)	(76,592)	(72,872)	(342,894)	—	(67,847)

	Yen							% Change	Yen
Per share of common stock:
Basic-
Net income (loss)	39.80	(6.13)	11.41	(80.62)	(40.14)	(38.18)	(179.62)	—	(35.55)

Diluted-
Net income (loss)	39.67	(6.14)	11.37	(80.68)	(40.18)	(38.23)	(180.97)	—	(35.57)

Note: The review procedures of the quarterly report for this period have not been completed yet.

Business Segment Information - Quarterly Results (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of operations.

Net revenue

	Millions of yen							% Change	Millions of yen
	For the three months ended								For the year ended
	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008(A)	December 31, 2008(B)	(B-A)/(A)	March 31, 2008
Business segment information:
Domestic Retail	121,840	103,260	98,408	78,510	85,809	74,455	69,650	(6.5)	402,018
Global Markets	108,909	16,763	103,228	(133,303)	10,970	(6,538)	(171,084)	—	95,597
Global Investment Banking	36,740	10,812	20,757	14,800	28,986	5,247	22,658	331.8	83,109
Global Merchant Banking	43,407	8,458	(10,190)	23,118	(37,009)	20,500	(34,987)	—	64,793
Asset Management	25,832	23,251	22,730	16,928	21,112	14,711	10,842	(26.3)	88,741

Sub Total	336,728	162,544	234,933	53	109,868	108,375	(102,921)	—	734,258
Other	10,721	37,591	16,433	38,423	24,546	27,992	64,727	131.2	103,168

Net revenue	347,449	200,135	251,366	38,476	134,414	136,367	(38,194)	—	837,426

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,647)	(23,435)	(7,113)	(16,974)	673	(8,302)	(11,552)	—	(50,169)

Net revenue	344,802	176,700	244,253	21,502	135,087	128,065	(49,746)	—	787,257

Non-interest expenses

Business segment information:
Domestic Retail	71,285	71,054	69,907	67,456	69,630	69,137	67,371	(2.6)	279,702
Global Markets	82,866	84,453	78,830	75,645	72,589	80,150	124,438	55.3	321,794
Global Investment Banking	16,003	14,733	15,035	14,565	16,411	13,970	42,601	204.9	60,336
Global Merchant Banking	3,306	3,031	2,134	3,002	2,357	5,853	2,604	(55.5)	11,473
Asset Management	12,840	14,879	13,396	13,675	12,960	13,916	12,934	(7.1)	54,790

Sub Total	186,300	188,150	179,302	174,343	173,947	183,026	249,948	36.6	728,095
Other	18,562	39,138	20,561	45,489	45,404	14,380	99,848	594.4	123,750

Non-interest expenses	204,862	227,288	199,863	219,832	219,351	197,406	349,796	77.2	851,845

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	204,862	227,288	199,863	219,832	219,351	197,406	349,796	77.2	851,845

Income (loss) before income taxes

Business segment information:
Domestic Retail	50,555	32,206	28,501	11,054	16,179	5,318	2,280	(57.1)	122,316
Global Markets	26,043	(67,690)	24,398	(208,948)	(61,619)	(86,688)	(295,522)	—	(226,197)
Global Investment Banking	20,737	(3,921)	5,722	235	12,575	(8,723)	(19,943)	—	22,773
Global Merchant Banking	40,101	5,427	(12,324)	20,116	(39,366)	14,647	(37,591)	—	53,320
Asset Management	12,992	8,372	9,334	3,253	8,152	795	(2,091)	—	33,951

Sub Total	150,428	(25,606)	55,631	(174,290)	(64,079)	(74,651)	(352,867)	—	6,163
Other *	(7,841)	(1,547)	(4,128)	(7,066)	(20,858)	13,612	(35,123)	—	(20,582)

Income (loss) before income taxes	142,587	(27,153)	51,503	(181,356)	(84,937)	(61,039)	(387,990)	—	(14,419)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,647)	(23,435)	(7,113)	(16,974)	673	(8,302)	(11,552)	—	(50,169)

Income (loss) before income taxes	139,940	(50,588)	44,390	(198,330)	(84,264)	(69,341)	(399,542)	—	(64,588)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen							% Change	Millions of yen
	For the three months ended								For the year ended
	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008(A)	December 31, 2008(B)	(B-A)/(A)	March 31, 2008
Net gain (loss) on trading related to economic hedging transactions	(14,425)	2,808	364	1,513	1,006	20,188	40,265	99.5	(9,740)
Realized gain (loss) on investments in equity securities held for operating purposes	2,107	(781)	135	13	291	(1,503)	(1,385)	—	1,474
Equity in earnings of affiliates	5,105	2,579	(5,247)	2,306	2,061	3,999	(376)	—	4,743
Corporate items	(9,687)	(12,252)	(11,750)	20,265	(5,620)	(2,349)	(34,953)	—	(13,424)
Others	9,059	6,099	12,370	(31,163)	(18,596)	(6,723)	(38,674)	—	(3,635)

Total	(7,841)	(1,547)	(4,128)	(7,066)	(20,858)	13,612	(35,123)	—	(20,582)

Note: 1.	Defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ending March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.
2.	The review procedures of the quarterly report for this period have not been completed yet.

“Commissions/fees received” and “Net gain on trading” consists of the following (UNAUDITED)

	Millions of yen							% Change	Millions of yen		% Change
	For the three months ended								For the nine months ended
	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008(A)	December 31, 2008(B)	(B-A)/(A)	December 31, 2007(C)	December 31, 2008(D)	(D-C)/(C)
Commissions/fees received
Commissions	112,953	106,883	103,434	81,389	82,198	84,886	73,373	(13.6)	323,270	240,457	(25.6)

Brokerage Commissions	64,169	64,655	65,471	56,730	49,287	53,840	60,208	11.8	194,295	163,335	(15.9)
Commissions for Distribution of Investment Trust	39,172	34,223	30,600	17,247	25,811	24,173	6,897	(71.5)	103,995	56,881	(45.3)

Fees from Investment Banking	29,890	16,176	20,340	18,690	13,407	10,026	19,678	96.3	66,406	43,111	(35.1)

Underwriting and Distribution	10,469	10,434	14,219	10,524	6,815	3,385	9,424	178.4	35,122	19,624	(44.1)
M&A / Financial Advisory Fees	18,187	5,691	5,747	8,192	4,568	6,218	10,119	62.7	29,625	20,905	(29.4)

Asset Management and Portfolio Service Fees	47,311	50,910	47,636	43,855	42,779	42,411	29,410	(30.7)	145,857	114,600	(21.4)

Asset Management Fees	42,904	46,150	43,358	39,552	38,485	38,358	26,027	(32.1)	132,412	102,870	(22.3)
Total	190,154	173,969	171,410	143,934	138,384	137,323	122,461	(10.8)	535,533	398,168	(25.7)

Net gain (loss) on trading

Merchant Banking	255	2,010	(5,149)	(2,085)	(69)	(457)	(584)	—	(2,884)	(1,110)	—
Equity Trading	51,696	28,189	25,574	31,496	33,267	1,717	(13,973)	—	105,459	21,011	(80.1)
Fixed Income and Other Trading	47,816	(21,530)	44,665	(141,217)	(22,683)	(22,275)	(119,961)	—	70,951	(164,919)	—

Total	99,767	8,669	65,090	(111,806)	10,515	(21,015)	(134,518)	—	173,526	(145,018)	—

Note: The review procedures of the quarterly report for this period have not been completed yet.

Reference Information

Unconsolidated Financial Information of Major Consolidated Entities

(UNAUDITED)

The unconsolidated financial information, prepared under Japanese GAAP, is presented for the following entities;

-Nomura Holdings, Inc. Financial Information (Parent Company Only)

-Nomura Securities Co., Ltd. Financial Information

*	The amounts are rounded to the nearest million.

NOMURA HOLDINGS, INC.

UNCONSOLIDATED INCOME STATEMENT INFORMATION

	Millions of yen
	For the nine months ended		Comparison (A-B)/(B)(%)
	December 31, 2008 (A)	December 31, 2007 (B)
Operating revenue	287,073	366,191	(21.6)
Operating expenses	144,868	125,179	15.7

Operating income	142,205	241,012	(41.0)

Non-operating income	3,287	3,328	(1.2)
Non-operating expenses	2,882	1,280	125.1

Ordinary income	142,610	243,060	(41.3)

Special profits	1,395	5,384	(74.1)
Special losses	270,389	160,013	69.0

Income (loss) before income taxes	(126,384)	88,430	—

Income taxes - current	3,244	8,643	(62.5)
Income taxes - deferred	(36,643)	(59,218)	(38.1)

Net income (loss)	(92,985)	139,006	—

NOMURA HOLDINGS, INC.

UNCONSOLIDATED BALANCE SHEET INFORMATION

	Millions of yen
	December 31, 2008	March 31, 2008	Increase/(Decrease)
Assets
Current Assets	2,025,024	2,272,127	(247,103)
Fixed Assets	2,097,912	2,177,683	(79,771)

Total Assets	4,122,936	4,449,810	(326,874)

Liabilities
Current Liabilities	1,010,892	1,601,961	(591,069)
Long-term Liabilities	1,830,456	1,424,188	406,269

Total Liabilities	2,841,348	3,026,149	(184,801)

Net Assets
Shareholders’ equity	1,231,183	1,372,324	(141,141)
Valuation and translation adjustments	27,623	39,936	(12,313)
Subscription rights to shares	22,782	11,401	11,381

Total Net Assets	1,281,588	1,423,661	(142,073)

Total Liabilities and Net Assets	4,122,936	4,449,810	(326,874)

NOMURA SECURITIES CO., LTD.

UNCONSOLIDATED INCOME STATEMENT INFORMATION

	Millions of yen
	For the nine months ended		Comparison (A-B)/(B)(%)
	December 31, 2008 (A)	December 31, 2007 (B)
Operating revenue	332,602	606,666	(45.2)

Commissions	216,720	322,487	(32.8)
Net gain on trading	8,713	160,274	(94.6)
Net gain on other inventories	9	10	(11.2)
Interest and dividend income	107,160	123,895	(13.5)

Interest expenses	98,661	86,179	14.5

Net operating revenue	233,942	520,487	(55.1)

Selling, general and administrative expenses	322,786	326,866	(1.2)

Operating income (loss)	(88,844)	193,621	—

Non-operating income	1,986	1,116	77.9
Non-operating expenses	1,398	1,329	5.2

Ordinary income (loss)	(88,257)	193,408	—

Special profits	1,413	1,196	18.2
Special losses	6,860	963	612.3

Income (loss) before income taxes	(93,704)	193,641	—

Income taxes - current	(14,982)	82,457	—
Income taxes - deferred	(28,281)	(5,807)	387.0

Net income (loss)	(50,440)	116,991	—

NOMURA SECURITIES CO., LTD.

UNCONSOLIDATED BALANCE SHEET INFORMATION

	Millions of yen
	December 31, 2008	March 31, 2008	Increase/(Decrease)
Assets
Current Assets:	12,704,173	13,094,317	(390,144)

Trading assets	6,307,170	6,012,280	294,890
Loans with securities as collateral	5,199,300	6,235,494	(1,036,195)
Other	1,197,703	846,543	351,160

Fixed Assets	95,950	77,385	18,565

Total Assets	12,800,123	13,171,702	(371,579)

Liabilities and Shareholder’s Equity
Liabilities
Current Liabilities:	11,066,209	11,605,224	(539,015)

Trading liabilities	2,706,540	2,887,090	(180,551)
Borrowings with securities as collateral	4,927,828	3,977,051	950,778
Other	3,431,841	4,741,083	(1,309,242)

Long-term Liabilities	1,019,809	701,840	317,969

Statutory Reserves	5,506	5,626	(120)

Total Liabilities	12,091,524	12,312,691	(221,166)

Shareholder’s equity	706,390	857,535	(151,145)
Valuation and translation adjustments	2,209	1,476	733

Total Net Assets	708,599	859,012	(150,413)

Total Liabilities and Net Assets	12,800,123	13,171,702	(371,579)

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

1. Commission Revenues

(1) Breakdown by Category

	(Millions of yen except percentages)
	Nine Months Ended		Comparison (A-B)/(B)(%)
	December 31, 2008 (A)	December 31, 2007 (B)
Brokerage commissions	67,518	94,039	(28.2)%

(Stocks)	63,012	88,882	(29.1)
Underwriting commissions	11,674	22,767	(48.7)

(Stocks)	7,200	19,637	(63.3)
(Bonds)	4,475	3,129	43.0
Distribution commissions	57,308	105,581	(45.7)

(Investment trust certificates)	56,780	103,924	(45.4)
Other commissions	80,220	100,100	(19.9)

(Investment trust certificates)	41,241	48,291	(14.6)

Total	216,720	322,487	(32.8)

(2) Breakdown by Product

	(Millions of yen except percentages)
	Nine Months Ended		Comparison (A-B)/(B)(%)
	December 31, 2008 (A)	December 31, 2007 (B)
Stocks	72,723	112,557	(35.4)%
Bonds	7,030	7,387	(4.8)
Investment trust certificates	102,058	155,481	(34.4)
Others	34,909	47,061	(25.8)

Total	216,720	322,487	(32.8)

2. Net Gain on Trading

	(Millions of yen except percentages)
	Nine Months Ended		Comparison (A-B)/(B)(%)
	December 31, 2008 (A)	December 31, 2007 (B)
Stocks	7,124	49,992	(85.8)%
Bonds and forex	1,589	110,282	(98.6)

Total	8,713	160,274	(94.6)

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

3. Stock Trading (excluding futures transactions)

	(Millions of shares or yen except per share data and percentages)
	Nine Months Ended				Comparison (A-B)/(B)(%)
	December 31, 2008 (A)		December 31, 2007 (B)
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Total	55,833	60,343,134	55,758	83,260,080	0.1%	(27.5)%

(Brokerage)	34,575	36,786,188	34,443	50,179,916	0.4	(26.7)
(Proprietary Trading)	21,258	23,556,946	21,315	33,080,163	(0.3)	(28.8)

Brokerage / Total	61.9%	61.0%	61.8%	60.3%

TSE Share	6.2%	6.6%	6.1%	6.7%

Brokerage Commission per share (yen)	1.79		2.56

4. Underwriting, Subscription, and Distribution

	(Millions of shares or yen except percentages)
	Nine Months Ended		Comparison (A-B)/(B)
	December 31, 2008 (A)	December 31, 2007 (B)
Underwriting
Stocks (number of shares)	129	128	1.3%
(yen amount)	316,052	504,883	(37.4)
Bonds (face value)	4,451,150	5,383,861	(17.3)
Investment trust certificates (yen amount)	—	—	—
Beneficial interest (face value)	—	11,800	—
Subscripition and Distribution*
Stocks (number of shares)	127	280	(54.8)
(yen amount)	238,564	622,156	(61.7)
Bonds (face value)	2,562,140	2,734,670	(6.3)
Investment trust certificates (yen amount)	11,267,167	16,683,885	(32.5)
Beneficial interest (face value)	—	3,000	—

*	Includes secondary offering and private placement.

5. Capital Adequacy Ratio

				(Rounded down to millions of yen except percentages)
				December 31, 2008	March 31, 2008	Increase/(Decrease)
Tier I		(A	)	706,390	756,830	(50,440)

Tier II	Valuation and translation adjustments			2,209	1,476	733
	Statutory reserves			5,506	5,626	(120)
	Allowance for doubtful accounts			11	32	(21)
	Subordinated debt			606,086	516,085	90,001

	Total	(B	)	613,813	523,220	90,593

Illiquid Asset		(C	)	136,693	145,932	(9,239)

Net Capital (A) + (B) - (C) =		(D	)	1,183,510	1,134,117	49,393

Risk	Market risk			121,963	108,263	13,700
	Counterparty risk			225,470	259,810	(34,340)
	Basic risk			130,509	132,823	(2,314)

	Total	(E	)	477,943	500,896	(22,953)

Capital Adequacy Ratio (D)/(E)				247.6%	226.4%	21.2%